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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File #:  000-30194


For the month of:  December 31, 2002 (Year End 2002 - Financial Statements)


                            BIOFOREST PACIFIC, INC.
     --------------------------------------------------------------------
               (Translation of registrant's name into English)


       2200 - 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA  M5H 3M7
     --------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]    Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [X]    No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1918.


                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          BIOFOREST PACIFIC INC.


Date:   April 14, 2003                    By:  /s/ Ross J. McGroarty
      -------------------                    -------------------------
                                             Ross J. McGroarty, Chairman, ASO


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                            BIOFOREST PACIFIC, INC.
                             FINANCIAL STATEMENTS
                              DECEMBER 31, 2002






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                         INDEPENDENT AUDITOR'S REPORT



To the shareholders,
Bioforest Pacific Inc.

I have audited the balance sheets of Bioforest Pacific Inc. (an Ontario, Canada corporation) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Bioforest Pacific Inc. as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.




Toronto, Canada
March 12, 2003.
                                                 John E. Goodwin.




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
                             BIOFOREST PACIFIC INC.

                                 BALANCE SHEETS


                                                           December 31,
                                                       2002            2001
                                                   ------------    ------------

                                     ASSETS

Current assets
  Cash                                             $     66,844    $    637,352
  Accounts receivable                                     1,845           7,202
                                                   ------------    ------------
                                                         68,689         644,554

Investments (note 2)                                    233,808               -

Investment in related company
  Acquisition cost                                            1               1
  Advances (note 8)                                           -         813,340
Capital assets (note 3)                                   3,213               -
                                                   ------------    ------------
                                                   $    305,711    $  1,457,895
                                                   ============    ============


                                   LIABILITIES
Current liabilities
  Accounts payable                                 $      4,200    $     16,182
  Convertible debenture (note 4)                      1,015,556         938,216
  Convertible debenture (note 5)                        617,746         576,705
                                                   ------------    ------------
                                                      1,637,502       1,531,103
                                                   ------------    ------------


                                 CAPITAL DEFICIENCY
Share capital (note 6)
  Authorized
     Unlimited number of common shares
  Issued
     42,169,302 shares                               13,728,739      13,728,739
Deficit                                             (15,060,530)    (13,801,947)
                                                   ------------    ------------
                                                    ( 1,331,791)       ( 73,208)
                                                   ============    ============
                                                   $    305,711    $  1,457,895
                                                   ============    ============

Approved by the Board:

David L. Hynes, Director (signed)

Ross McGroarty, Director (signed)


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
                              BIOFOREST PACIFIC INC.

                        STATEMENTS OF OPERATIONS AND DEFICIT

                                                                  Years ended
                                                                  December 31,
                                                              2002            2001
                                                          ------------    ------------

Revenue
  Interest                                                $          -    $      7,021
                                                          ------------    ------------

Costs and expenses
  Administration and general                                   105,383         103,959
  Legal fees                                                    47,529          57,394
  Consulting fees, travel and promotion                          1,281         850,603
  Amortization of capital assets                                 1,204               -
  Interest                                                     118,426          97,278
                                                          ------------    ------------

                                                               273,823       1,109,234
                                                          ------------    ------------

Operating loss                                                 273,823       1,102,213
                                                          ------------    ------------

Advances to a related company written off                      984,760               -
                                                          ------------    ------------

Net loss                                                     1,258,583       1,102,213

Deficit, beginning of the year                              13,801,947      12,699,734
                                                          ------------    ------------

Deficit, end of the year                                  $ 15,060,530    $ 13,801,947
                                                          ============    ============

Net loss per share                                        $       0.03    $       0.03
                                                          ============    ============



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
                                BIOFOREST PACIFIC INC.

                               STATEMENTS OF CASH FLOWS

                                                                  Years ended
                                                                  December 31,
                                                              2002            2001
                                                          ------------    ------------

Cash resources provided by (used in)
  Operating activities
    Operating loss                                        $ (  273,823)   $ (1,102,213)
    Items not involving cash
       Amortization                                              1,204               -
       Expenses settled by issue of shares                           -         917,940
                                                          ------------    ------------
                                                            (  272,619)     (  184,273)
 Change in non-cash working capital balances
  (Increase) decrease in accounts receivable                     5,357      (    1,243)
  Decrease in accounts payable                              (   11,982)     (  114,711)
  Increase in convertible debentures                           118,381          81,147
  Increase in related party loan                                     -          26,410
                                                          ------------    ------------
                                                            (  160,863)     (  192,670)
                                                          ------------    ------------
 Financing activities
  Demand notes                                                       -         914,906
  Director loans repaid                                              -      (   73,994)
                                                          ------------    ------------
                                                                     -         840,912
                                                          ------------    ------------
 Investing activities
  Investments                                               (  233,808)              -
  Capital assets                                            (    4,417)              -
  Advances to a related company                             (  171,420)     (  557,036)
                                                          ------------    ------------
                                                            (  409,645)     (  557,036)
                                                          ------------    ------------
Increase (decrease) in cash                                 (  570,508)         91,206
Cash, beginning of the year                                    637,352         546,146
                                                          ------------    ------------
Cash, end of the year                                     $     66,844    $    637,352
                                                          ============    ============

Supplementary disclosure of non-cash investing and financing activities:

       During the 2001 year, the Company issued 2,063,838 shares in settlement of $1,620,734 in debt to a related party, 287,256 shares in settlement of $264,183 of the convertible debenture, 2,000,000 shares for consulting, legal and other services of $917,940 and 36,723,050 shares for an investment in a related company valued at $1.

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                              BIOFOREST PACIFIC INC.

                           NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

1.  Accounting policies

    a) The financial statements have been prepared in accordance with generally accepted accounting principles in Canada as promulgated by The Canadian Institute of Chartered Accountants.

    b) These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. The Company has suffered substantial losses. The continuation as a going concern is dependent on the continued support from the Company's investors and on achieving a source of income.


2.  Investments

    At December 31, 2002, the Company holds 635,500 shares of Ontex Resources Limited, a Canadian public company. The investment is carried at cost.


3.  Capital assets
                                                    Accumulated     Carrying
                                           Cost     Amortization      Value

     Computer equipment                  $ 3,640      $ 1,049        $ 2,591
     Office equipment                        777          155            622
                                          ------       ------         ------
                                         $ 4,417      $ 1,204        $ 3,213
                                          ======       ======         ======

    Amortization is provided as follows:

              Computer equipment - 30% declining balance
              Office equipment - 20% declining balance


4.  Convertible debenture

    As of January 15, 2002, demand notes dated September 6, 2001 and September 10, 2001 were replaced by an 8% convertible debenture in the amount of U.S.$579,495 (Cdn$914,906) due on January 31, 2004. Accrued interest of $100,650 (2001 - $23,310) is owing on the debenture.


5.  Convertible debenture

    The 8% convertible debenture issued on May 7, 2000 and due on June 30, 2001 was reduced in 2001 to U.S.$342,000 (Cdn$513,023) by the conversion of debt to shares of the Company's capital. Accrued interest of $104,723 (2001 - $63,682) is owing on the debenture.



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                               BIOFOREST PACIFIC INC.

                           NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


6.  Issued share capital

    a)   Summary of issued share capital:               Shares        Capital

           Balance, December 31, 2000                 15,332,217   $ 10,925,881
                                                      ----------     ----------
    January 8, 2001 - one new share for 14 old shares  1,095,158     10,925,881

    Conversion of debenture debt to shares
         Principal                                       276,075        253,762
         Accrued interest                                 11,181         10,421

    Bioforest Investments Inc.                        36,723,050              1

    Settlement of related party loan                   2,063,838      1,620,734

    Consulting, legal and other services               2,000,000        917,940
                                                      ----------     ----------
    Balance, December 31, 2001 and 2002               42,169,302   $ 13,728,739
                                                      ==========     ==========

    b) Options outstanding to Directors and Officers on a total of 1,900,000 shares at U.S.$0.04 per share pre-consolidation (U.S.$0.56 - post consolidation) expired on December 28, 2002.


7.  Contingent liability

    An action has been filed against the Company by Beach Tree Trust of Nassau, Bahamas, a Company related to a former director, for U.S.$1,135,254 and 594,999 shares of the Company's shares with respect to the Company's Venezuela operations. Management is of the opinion that the claim is without merit and is defending the claim. Any loss which might occur as a result of these proceedings would be charged against earnings in the year incurred.


8.  Related party transactions

    Advances of $984,760 to Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were written off as uncollectable.


9.  Income tax information

    The Company estimates that it has a total of $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of futur e taxation years. Non capital losses of $5,119,000 expire over the years to 2009. The Company also has capital losses of $8,144,000.


10. Financial instruments

    The carrying value of cash, accounts receivable, accounts payable, and the convertible debentures reflected in the balance sheet approximate their respective fair values. The fair value of investments is assumed to approximate the carrying value.


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